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DANISCO

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Commission File No. 82-3158

August 6, 2004

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 09 2004 WASH. D.C. 155 SECTION

SUPPL

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated June 8, 2004.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

dlw 8/10

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		PRESS RELEASES				
1.	6/15/2004	Danisco buys equipment for semi-refined carrageenan production in Scotland	X			X
2.	6/17/2004	Announcement of results for 2003/04	X			X
3.	6/28/2004	First EU signals of new sugar market regulation	X			X
4.	6/30/2004	Saudi Arabia's Minister of Agriculture visits Denmark	X			X
5.	7/1/2004	Head of new product division, Danisco Cultures	X			X
6.	7/9/2004	Danisco launches interactive annual report	X			X
7.	7/15/2004	EU sugar reform outline with content as anticipated	X			X
8.	8/4/2004	Congratulations are in order …	X			X
B.		NOTICES TO THE STOCK EXCHANGE				
1.	6/17/2004	Announcements of Results for 2003/04		X	Notice No.7/2004	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS** (Information from Danisco A/S web site as of August 6, 2004)				
1.	6/17/2004	Annual report 2003/04		X	X	X
2.	7/19/2004	Inside register				X
3.	7/19/2004	Quarterly Statement of Shareholders		X	X	X
4.		Sustainability Guidelines for Suppliers				X
5.		Danisco's Corporate Social Responsibility				X
6.		Danisco Position Paper on Modern Biotechnology				X
7.		Danisco Position Paper on Animal Trials				X
8.		Danisco Policy on Safety, Health, the Environment and Quality				X
9.		Green Accounts: Grindsted site				X
10.		Green Accounts: Haderslev site				X
11.		Green Accounts: Assens site				X Danish only English version to be published)
12.		Green Accounts: Holeby site				X Danish only English version to be published)
13.		Green Accounts: Nakskov site				X Danish only English version to be published)
14.		Green Accounts: Nykøping				X Danish only English version to be published)
15.		DISCOVER Magazine				X
16.		Investor Relations Activities (Update)				X
17.		Online Share price as of 8/6/2004				X
18.		Danisco Sugar web site information				X
19.	8/6/2004	Notice of Convening the AGM				X
20.	8/6/2004	Agenda of the AGM				X

15.6.2004

Danisco buys equipment for semi-refined carrageenan production in Scotland

Danisco Textural Ingredients has purchased a full production line for processing semi-refined carrageenan (PES) from Scottish Scotcol.

The purchase is Danisco´s debut in PES production. A main part of the future market growth in carrageenan will be based on PES. Scotcol recently went into liquidation and Danisco continues the production.

"Danisco will now be able to produce a type of carrageenan that we previously purchased from the outside. The expansion of our product portfolio is part of our one-stop supplier strategy," says Hans Henrik Hjorth, President, Danisco Textural Ingredients.

Carrageenan is a stabiliser based on seaweed. Today PES is mainly used in the meat and dairy segments. However, the market sees interest from the major food companies who want to use semi-refined carrageenan in broader applications in order to reduce costs.

The purchase price is not disclosed.

For more information, please contact:
Hans Henrik Hjorth, President, Danisco Textural Ingredients, tel.: +45 32 66 20 00, e-mail: hans.henrik.hjorth@danisco.com
Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, e-mail: natalie.weber@danisco.com

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17.6.2004

Announcement of results for 2003/04


FY

Ingredients market improving

With 5% organic growth, Danisco continued winning market shares in 2003/04. Progress came towards the end of the year, and Danisco recorded organic growth of 9% in Q4. Consolidated profit of DKK 1,032 million was better than expected.

- **EBITA including special items was DKK 2,221 million (DKK 2,316 million)**
  This is better than the expected DKK 2,100-2,200 million. Special items impacted earnings positively by DKK 83 million, mainly from the sale of Amcor Flexibles Europe.

- **EBITA was DKK 2,138 million (DKK 2,340 million)**
  At unchanged currency rates, EBITA would have been DKK 2,217 million. EBITA for Ingredients and Sweeteners of DKK 1,235 million was better than expected, with the currency impact reducing earnings by DKK 81 million. Sugar recorded EBITA of DKK 1,107 million (DKK 1,169 million) as forecast.

- **Consolidated profit was DKK 1,032 million (DKK 1,017 million)**
  Consolidated profit exceeded the expected range of DKK 925-975 million. Financials continued to benefit from the relatively low level of interest rates.

- **Earnings per share grew 5% to DKK 19.97 (DKK 19.02)**
  Danisco has reduced the number of shares compared with last year, averaging DKK 49.9 million shares in the period, down 4.7% on last year.

- **New option programme for senior managers**
  The options cannot be exercised before three years after allocation and must be exercised no later than six years after allocation. The exercise price is the current market price with a premium of 10%.

- **Restructuring programme in Ingredients and Sweeteners is launched**
  After implementation over the next 12 months, annual savings are expected to reach around DKK 75 million. This is on top of the synergies expected from the Rhodia acquisition.

Outlook for 2004/05

- New IFRS (International Financial Reporting Standards) implemented as of 1 May 2004, which means that Danisco no longer amortises goodwill.
- Consolidated sales expected in the range of DKK 17.5-19.0 billion (DKK 16.4 billion).
- EBIT before special items expected in the range of DKK 2,250-2,450 million (DKK 2,138 million). Special items estimated to be around a negative DKK 175 million.
- Consolidated profit forecast to be at the level of DKK 1,300-1,400 million (DKK 1,032 million).

To download the unabridged notice as a pdf file please click for English or Danish version.

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Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
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28.6.2004

First EU signals of new sugar market regulation

The signals are in line with our expectations, says Mogens Granborg.

The European Commission will announce an official outline of the new sugar market regulation in mid-July, but the Commission is already airing various aspects of the policy. According to initial reports, the main elements comprise:

- a reduction of the EU´s sugar quotas by around 15 per cent
- price reductions of around 33 per cent
- 60 per cent compensation to sugar beet growers (decoupled support)
- a quota repurchase scheme allowing countries to sell back their quotas to the EU

The intention is to implement the changes over a period of 3-4 years.

Mogens Granborg comments:
´These are all elements that are generally in line with our expectations. However, I would like to emphasise that the reports we´re receiving at the moment are of a highly preliminary nature. There are plenty of unsettled issues for the Commission to address before it can produce its official reform outline in July. In consequence, we find it too early to start discussing and commenting on the various elements of the Commission´s first indications.´

´Also, the official reform outline is to be negotiated by the member states, and a lot can happen during that process.´

´Danisco Sugar will not make any decisions regarding our future production and structure until we have a better knowledge of the conditions under which we´ll be operating after 2006 when the new sugar market regulation takes effect.´

´What I can say is that we´re still convinced that efficient sugar beet growers in Northern Europe have a future, and that we´ll probably have to reorganise 15-25 per cent of our sugar production to cane sugar refinement - something we´re geared to do.´

´Already when the first talks about changes in the EU sugar market regulation started, we launched our own studies, which proved to us - as we have long said - that a sugar reform with the changes we find realistic would in the worst-case scenario cost us some 25 per cent of our sugar earnings. We maintain this assessment.´

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30.6.2004

Saudi Arabia´s Minister of Agriculture visits Denmark

On Monday 28 June, Saudi Arabian Minister of Agriculture, H.E. Dr. Fahad Bin Abdulrahman Balghunaim, visited Danisco´s headquarters at Langebrogade, Copenhagen. He was joined by Danish Minister for Food, Agriculture and Fisheries, Mariann Fischer Boel.

His visit follows up on the Danish export campaign in Saudi Arabia last autumn. Before visiting Danisco, he and the Danish Minister signed an agreement on the framework for the future collaboration between the two countries in the areas of food, agriculture and fisheries.

Executive Vice President Mogens Granborg, who is also president of the Danish Food & Drink Federation, hosted the visit to Danisco.

During his visit, the Saudi Arabian Minister was shown an exhibition of the latest products developed by Danisco Innovation in collaboration with customers. The products included vitamin soft drinks with new lemon flavours and milk juice drinks.
In addition, the Minister was given an introduction to the entire market for ingredients and an assessment of the ingredients market.

Danisco has had business activities in Saudi Arabia since 1970. To begin with, Danisco supplied products to the dairy industry. That industry remains a large business segment for Danisco in Saudi Arabia, but the group also supplies products to be used in for instance confectionery, frozen desserts and beverages.

For further information, please contact:
Carl Johan Corneliussen, Media Relations Manager, tel. +45 32 66 29 26

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1.7.2004

Head of new product division, Danisco Cultures

Mrs. Fabienne Saadane-Oaks has been nominated President of the newly created Cultures Division within Danisco.

Mrs. Saadane-Oaks has more than 14 years of experience in the food ingredient industry.

Mrs. Saadane-Oaks originally started working for Sanofi Bio Industries (SBI), which was subsequently acquired by SKW, later acquired by Degussa. During her 12 years with SBI/ SKW/ Degussa, Mrs. Saadane-Oaks held several management positions in textural ingredients as well as functional systems, cultures and gelatine both in France and in the US.
Fabienne Saadane-Oaks was previously President of Rhodia Food, a producer of food ingredients, with leadership positions in Cultures, Hydrocolloids and Food protection systems, which Danisco acquired on 1 June 2004.

This acquisition resulted in the creation by Danisco of a new division, Danisco Cultures, headed by Fabienne Saadane-Oaks.

Danisco Cultures Division is a global leader in supplying starter cultures, probiotics, media, colours and enzymes, focusing on taste, texture and health functionalities for the dairy, nutrition and health industries.

The other Rhodia Food activities have been integrated into the Specialities, Textural Ingredients and Functional Systems Divisions.

For further information, please contact:
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2926

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9.7.2004

Danisco launches interactive annual report



Danisco has now launched Annual Report and Profile for 2003/04 in a traditional download version and in an interactive version: a journey through Danisco.

The interactive annual report

This year, the Internet user can make a journey through Danisco setting off in the modern metropolis and travelling across all the corners of the world where Danisco has production, research and development facilities.

´Besides the traditional annual report and profile, we´re making the information available in an interactive version to allow the curious Internet user to select the kind of information he or she is interested in - hard-core product information or food trends in Asia, Australia, Latin America, the USA and Europe. Our target group comprises shareholders, potential employees, students and others who would like to get general insight into Danisco´s knowledge-based business,´ says Alf Duch-Pedersen, CEO, Danisco.

The setting of last year´s interactive annual report was nature, where the majority of Danisco´s raw materials can be found. This year we have moved the interactive setting to the city, where a large part of the finished food products end up.

When the users journey through the different continents in the interactive report, they can get information about global food trends such as low-calorie foods, meals-to-go and functional foods. And they can also choose to read more about Danisco´s products such as healthy bacteria cultures, natural preservation and other food ingredients.

Download Annual Report, Profile and the interactive annual report:
http://www.danisco.com/investor/annualreports.asp

The printed versions of the Annual Report and Profile will be published in early August.

For further information, please contact:

Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927, e-mail: natalie.weber@danisco.com

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'Throughout the past 18 months, we have communicated to our stakeholders that we assess that a changed sugar market regulation may result in a reduction of our sugar earnings (EBITA) by around 25 per cent, and we see no reason to change our assessment based on the present outline.'

For further information, please contact:
Mogens Granborg, Executive Vice President, Danisco A/S, tel. +45 32 66 20 00
or
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel. 40 11 66 95.

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15.7.2004

EU sugar reform outline with content as anticipated

EU sugar reform outline with content as anticipated

As expected, the European Commission is proposing radical changes for the EU´s sugar market regulation in its outline, however, many elements remain unclarified. The contents of the outline correspond to media reports made in the past month.

The Commission has now published its outline for a reform of the EU´s sugar market regulation, which includes:

- a reduction of the sugar price by around 33 per cent and of the beet price by around 37 per cent introduced in two stages from the 2005/06 campaign
- a reduction of the sugar quota by around 15 per cent over a period (2005-2008)
- abolishing the production levies on quota sugar
- a quota repurchase scheme allowing countries to sell back their quotas to the EU as well as the possibility of transferring quotas between countries
- 60 per cent compensation to sugar beet growers (decoupled support)

The Commission´s outline can be read in its entirety on www.europa-kommissionen.eu.int
Executive Vice President, Mogens Granborg, Danisco A/S, comments on the Commission´s reform outline:

´It´s positive that the terms which we in the European sugar industry will be operating under in a few years are beginning to take shape. It is our assessment, however, that the Commission´s radical outline will be met by very different reactions in the 25 EU member countries during the coming negotiations, and this gives us reason to believe that the final sugar market regulation may look different.´

´Since there are a number of unclarified issues in the Commission´s reform outline, we at this moment in time are not able to make a reliable prediction of the consequences of the reform. For instance, it has not been explained how the price reduction on beet and sugar will be carried through or how the border protection will be in the future. In addition, it doesn´t appear whether it will be included in the overall quota reduction in case some member countries choose to sell their sugar quota back to the EU.´

´Negotiations are about to commence and we will naturally follow closely the discussion of the reform outline in the Council and in the European Parliament and hope that we will get a clearer picture of our future conditions and options during the autumn.´

´At Danisco, we have long realised the need for changing the framework for Europe´s sugar industry in line with the general wish to reform the EU´s agricultural policy and have worked to prepare our organisation for the new market conditions. We will continue our efforts to decide which measures to take in order to adapt our business, and thereby our production structure, in the best possible way to meet the new conditions in the EU once they have been determined.´

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To download the Excell file please click for English or Danish version.

For further information, please contact:

Investor & analyst relations:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:
Media Relations, tel.: +45 3266 2913, media@danisco.com

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Latest News

04 August 2004

Congratulations are in order...

Danisco USA and the appointed judging panel of six food industry professionals came together to judge all products entered in the 2004 Knowledge Award New Products Contest. Many unique and interesting concepts were developed for the competition and so it was most difficult to select just three winners.

Nevertheless, congratulations are finally in order for our top three knowledge award champions!

First Place
First place goes to Washington State University and Team Leader Jennifer Smith. Jennifer and her team Elly Soeryapranata and Dewi Scott, submitted a smooth tasting fruit flavored Probiotic Yogurt Drink titled "Yosha". Yosha [Yoshay] is a new low fat concept, a drinkable yogurt shake combining the wholeness of yogurt, the healthy benefits of soluble dietary fiber, calcium and probiotic cultures, the creaminess of a milkshake, and the convenience of a drinkable product. Comes in Strawberry and Peach flavors. Danisco ingredients used were Xylitol, Litesse®, Grindsted® GSD-1070, Grindsted® LBG 246, Betafin® BF20, Yo-Mix(TM) 236 Pellet Dip®, Howaru (TM), Danisco Pina Colada Flavor C12827, Danisco Peach Flavor C08922 and Danisco Strawberry Flavor C7740.

Second Place
Second place goes to the University of Arkansas and Team Leader Natalia Pandjaitan. Natalia and her teammate Annmarie Wells submitted their Hand Held South East Asian Egg Roll. A tasty oriental egg roll profiled as a convenient, healthy and flavorful oriental snack meant to replace the other frozen on-the-go egg rolls or meal replacement products in the market today. Danisco ingredients used were Grindsted® CFF1076 and Grindsted® CFF1090.

Third Place
Third place goes to Cornell University of Geneva, New York and Team Leader Melissa Mundo. Melissa and her team Sasitorn Chantanawarangoon, and Noranizan Mohd Adzahan submitted an appetizing almond-tofu dip titled "Crémond". Crémond is a nutritious savory flavored refrigerated dip containing almonds, tofu, dietary fiber and natural antioxidants from grape seed extract. Developed for health conscious consumers and in response to the rising desire for healthy choices, ethnic and organic cuisine. Danisco ingredients used were Grindsted® CFF 1059, Litesse®, Nisaplin® and Danisco Garlic Flavor C12136A.

In addition to these award winning new product ideas, there were many other innovative and exciting approaches to food science. These new product ideas will be available for review in the next few weeks. For more information go to our dedicated website at http://www.danisco.com/knowledgeaward/us.

The Danisco Knowledge Award contest is in collaboration with university students throughout the United States studying food science and between the Danisco departments: Innovation, Global Marketing and Communications. The mission of the new products contest and the Knowledge Award is to support innovation in academic institutions, develop stronger links between universities and Danisco, as well as encourage innovative approaches to food science challenges.

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Thank you for everyone's participation and for sharing the innovative products in this year's competition. We truly support and appreciate everyone's strong efforts and we hope for your participation in the future. We now look forward to the 2005 Knowledge Award contest, more news on this coming soon.

More info
If you would like more information about Danisco's Knowledge Award go to http://www.danisco.com/knowledgeaward/us or contact Danisco's Knowledge Award Program Coordinators JoAnn Rupp or Ariella Gastel at 1-800-255-6837.

---

08 July 2004

New Discover with focus on functional foods and health


DISCOVER

The fifth issue of Discover has been published.

Consumers are being bombarded with information about dietary dos and don'ts - information that may even be conflicting. Adding to the confusion, a myriad of health claims can be found on food product labels.

At Danisco, we see health and food safety as particular growth areas within our business. This issue of Discover covers articles about the theme "Functional foods and health".

Click here to download the full customer magazine.

---

06 July 2004

World Perfumery Congress 2004


WORLD PERFUMERY CONGRESS
Cannes Grasse
WPC

The World Perfumery Congress (WPC) took place in Cannes, France, from June 1-5, 2004.

The purpose of this congress is to gather all the worldwide actors of the perfumery industry and to give them the opportunity to exchange their views on topics related to their specific branch. Conferences have

been held in presence of the representatives from all over the world - famous names such as Estée Lauder, Guerlain and Shiseido.

This year the WPC welcomed many visitors. It takes place every 3 years in Cannes.

Danisco participated actively to this prestigious event presenting its latest developments within fragrances: Florals CO2 extracts.

Danisco thus promoted and strengthened its image strongly turned towards innovation, technology and natural products.

For more information, contact us.

---

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BOARD OF
DIRECTORS

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 07/2004

Announcement of results for 2003/04
1 May 2003 - 30 April 2004

17 June 2004

Ingredients market improving

With 5% organic growth, Danisco continued winning market shares in 2003/04. Progress came towards the end of the year, and Danisco recorded organic growth of 9% in Q4. Consolidated profit of DKK 1,032 million was better than expected.

- **EBITA including special items was DKK 2,221 million (DKK 2,316 million)**
  This is better than the expected DKK 2,100-2,200 million. Special items impacted earnings positively by DKK 83 million, mainly from the sale of Amcor Flexibles Europe.

- **EBITA was DKK 2,138 million (DKK 2,340 million)**
  At unchanged currency rates, EBITA would have been DKK 2,217 million. EBITA for Ingredients and Sweeteners of DKK 1,235 million was better than expected, with the currency impact reducing earnings by DKK 81 million. Sugar recorded EBITA of DKK 1,107 million (DKK 1,169 million) as forecast.

- **Consolidated profit was DKK 1,032 million (DKK 1,017 million)**
  Consolidated profit exceeded the expected range of DKK 925-975 million. Financials continued to benefit from the relatively low level of interest rates.

- **Earnings per share grew 5% to DKK 19.97 (DKK 19.02)**
  Danisco has reduced the number of shares compared with last year, averaging DKK 49.9 million shares in the period, down 4.7% on last year.

- **New option programme for senior managers**
  The options cannot be exercised before three years after allocation and must be exercised no later than six years after allocation. The exercise price is the current market price with a premium of 10%.

- **Restructuring programme in Ingredients and Sweeteners is launched**
  After implementation over the next 12 months, annual savings are expected to reach around DKK 75 million. This is on top of the synergies expected from the Rhodia acquisition.

Outlook for 2004/05

- New IFRS (International Financial Reporting Standards) implemented as of 1 May 2004, which means that Danisco no longer amortises goodwill.
- Consolidated sales expected in the range of DKK 17.5-19.0 billion (DKK 16.4 billion).
- EBIT before special items expected in the range of DKK 2,250-2,450 million (DKK 2,138 million). Special items estimated to be around a negative DKK 175 million.
- Consolidated profit forecast to be at the level of DKK 1,300-1,400 million (DKK 1,032 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		1999/00	2000/01	2001/02	2002/03	2003/04
Profit and loss account in DKK million						
Net sales		27,829	23,492	17,666	16,551	16,397
of which main business areas		*14,991*	*15,826*	*16,634*	*16,551*	*16,397*
Operating profit before special items and amortisation of goodwill, etc. (EBITA)		2,577	2,306	2,315	2,340	2,138
of which main business areas		*1,771*	*2,195*	*2,308*	*2,340*	*2,138*
Amortisation of goodwill etc.		(539)	(437)	(399)	(404)	(409)
Operating profit		2,038	1,869	1,916	1,912	1,812
of which main business areas		*1,400*	*1,821*	*1,909*	*1,912*	*1,812*
Financials, net		(517)	(501)	(449)	(350)	(242)
Profit on ordinary activities before tax		1,521	1,368	1,467	1,562	1,570
Profit on ordinary activities		871	906	940	1,017	1,032
Consolidated profit		1,282	112	940	1,017	1,032
Cash flows in DKK million						
Cash flow from operating activities		2,342	2,182	2,064	1,987	1,667
Cash flow from investing activities		(9,485)	2,135	566	(1,457)	51
of which investments in intangible fixed assets, net		*(139)*	*(65)*	*(46)*	*(90)*	*(106)*
of which investments in tangible fixed assets, net		*(1,295)*	*(1,136)*	*(754)*	*(797)*	*(670)*
Cash flow from financing activities		6,590	(3,840)	(2,952)	(798)	(1,811)
Total cash flow		(553)	477	(322)	(268)	(93)
Balance sheet in DKK million						
Assets		36,829	31,956	27,771	26,540	25,307
Equity		13,690	12,795	12,580	11,420	11,651
Interest-bearing debt, net		12,669	11,278	9,182	9,439	8,291
Invested capital		25,374	23,007	19,993	19,464	19,456
Financial ratios in %						
Operating margin (EBITA)		9.3	9.8	13.1	14.1	13.0
Return on average invested capital (ROAIC)		8.4	7.7	9.3	9.8	9.5
Return on average operating net assets (ROAONA)		13.5	13.4	16.5	18.0	16.2
Return on average equity		6.4	6.6	7.1	8.3	8.6
Solvency ratio		37.2	40.0	45.3	43.0	46.0
Share data						
Average number of shares excl. own shares	'000	57,891	57,377	55,734	52,366	49,907
Dil. average number of shares excl. own shares	'000	57,891	57,444	55,795	52,372	49,930
Dil. number of shares at year-end excl. own shares	'000	57,547	56,517	54,447	51,127	49,785
Earnings per share:						
Basic (EPS)	DKK	14.44	15.22	16.24	19.02	19.98
Diluted (DEPS)	DKK	14.44	15.20	16.22	19.02	19.97
Dil., amortisation of goodwill added (DEPSAA)	DKK	23.75	22.80	23.37	26.73	28.15
Diluted cash flow per share	DKK	40.45	37.98	36.99	37.94	33.39
Diluted net asset value per share	DKK	238	226	231	223	234
Market price per share	DKK	247	292	283	243	294
Dividends paid in the financial year	Million	348	344	339	314	311
Repurchase of own shares	Million	115	292	603	864	356
Total payout to shareholders	Million	463	636	942	1,178	667
Other data						
Average number of employees		17,712	14,680	9,105	8,356	8,440

See definition of key figures and financial ratios in the annual report for 2002/03

Ingredients and Sweeteners

DKK million	Q4 2002/03	**Q4 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q4	Change % YTD
Net sales						
- Texturant products	987	**1,002**	3,990	**3,880**	2	(3)
- Speciality products	783	**828**	3,157	**3,195**	6	1
- Sweeteners	380	**430**	1,490	**1,567**	13	5
Group eliminations	4	**4**	14	**11**	:	:
Total	2,154	**2,264**	8,651	**8,653**	5	-
EBITA	322	**341**	1,359	**1,235**	6	(9)
EBITA margin	14.9	**15.1**	15.7	**14.3**	1	(9)

- **High organic growth in Sweeteners – mainly in North America**
- **General improvement of market**
- **EBITA margin not at last year's level**

EBITA improving

The second half of 2003/04 showed improvement. Organic growth rose to a higher level and the EBITA margin in Q4 increased on last year. We expect to see further margin improvement during 2004/05.

EBIT margin improvement next year

9% organic growth in Q4 indicates that the market for ingredients and sweeteners is improving. Adjusted for the currency impact, EBITA for Q4 came to DKK 352 million against DKK 322 million last year, the second straight quarter with currency adjusted EBITA exceeding last year's level. The EBITA margin of 15.1% (14.9%) in Q4 was also above last year's level. For the full year, the EBITA margin was 14.3% (15.7%), considerably below the level of the year before. We expect to see improvement of the EBIT margin before special items in 2004/05, attributable to higher organic growth, the improved market situation for emulsifiers, focus on costs, continued progress in Flavours and the launch of high-margin products in Specialities.

Rising number of product launches

The food market presently sees a rising number of product introductions. Danisco's business model, the one-stop-supplier strategy, is most beneficial to food producers when they are developing new products and require the most comprehensive innovation and application knowledge. The addition of Rhodia's cultures, textural ingredients, enzymes and food safety further underpins our business model. We are now well poised to leverage the expected economic upturn.

Product areas

Texturant products

Price competition continuing

Texturant products (emulsifiers, textural ingredients and functional systems) recorded organic growth of 4%. Volume growth was around 5% compared with the same period last year. The market situation during the year ended was characterised by surplus capacity and price competition but improved towards the last part of the year due to rising demand. Raw

material prices saw an upward trend in the first part of the period, recently stabilising at somewhat lower levels. Sales reached DKK 3,880 million (DKK 3,990 million).

Speciality products

5% organic growth

Sales of DKK 3,195 million in Speciality products (including flavours, bio and feed ingredients) developed flat compared with last year. Organic growth was 5%, primarily driven by flavour growth, but feed ingredients sales also developed favourably despite difficult market conditions caused by the outbreak of SARS and Avian Flu in the Far East. Launch of a number of new bio ingredient products was delayed, but the pipeline of these new products going into the new financial year is quite strong.

Flavours continues to target costs

Flavours also felt the effect of the improved economic situation, which meant an increase in the number of new product introductions. In particular the dairy segment in Latin America saw great demand. The market in North America was influenced by many new products, notably low-carb (low content of carbohydrates), which helped the flavour division achieve satisfactory results. The division continues focusing on the structure and seeks to raise the level of profitability.

Sweeteners

Strong market in North America

Sales of natural sweeteners for low-carb and other products in North America remain an important growth driver. The products Litesse® (soluble fibres/fat replacer) and lactitol are increasingly in demand. Sales grew 5% to DKK 1,567 million (DKK 1,490 million), with organic growth of 11% and volume growth of 14%. Prices continued to be under pressure, mainly on account of the price development for xylitol, where volume development was good.

Geographic markets

Europe

Ice cream season started early

The European markets developed differently. Germany and France improved, while the UK market continued to show some weakness. This produced a modest overall organic growth of 1% in 2003/04. In the second half of the year, organic growth seemed to have stabilised around 3%, which is estimated to be in line with market growth. The ice cream season came off to a good start, and the Russian market continued the strong trend, recording organic growth of 17%.

North America

Fast progress in North America

New food product launches gained momentum in the US, driven by the need for low-carb products. New food product launches were particularly strong in the bakery and ice cream segments. Danisco's broad product palette enables us to help customers replace traditional ingredients such as simple carbohydrates by Litesse® and lactitol. Organic growth in North America reached 11%, representing 25% of total ingredients and sweetener sales.

Latin America

The Latin American economies are improving, which reflects on the food market and on food ingredients investments. Danisco had success with supplies to the dairy sector where high-protein drinking yoghurt was in

great demand. Stabilisers to the meat industry were also excellent growth drivers.

Heavy dairy demand in China

Asia-Pacific

Growth in the region developed unevenly. Especially China saw very high growth rates, with no indication of a halt in the foreseeable future. Organic growth was about 40%, increasingly driven by local producers in the dairy and other sectors. Japan improved over the year, with particularly strong sweetener sales. Competition sharpened in the south-eastern area with growth at more moderate rates, which contributed to keeping Q4 organic growth at 5%. Full-year organic growth was 6%.

Organic growth rising in Q4

Q4

Organic growth of 9% in Q4 was satisfactory, resulting from strong markets in North and Latin America. Sweeteners developed excellently, especially in North America, driven by the demand for low-carb products. The increase in sales improved our market situation, which along with better capacity utilisation and greater focus on cost structure delivered an EBITA margin of 15.1% (14.9%), thus meeting our financial targets.

Acquisition of Rhodia Food Ingredients

The acquisition of Rhodia Food Ingredients has significantly expanded our product platform, especially within speciality products and texturant products. We expect to realise cost synergies of DKK 150 million and restructuring costs at the same level. This is DKK 30 million higher than previously announced. We still expect considerable additional sales synergies. At the same time we are continuously streamlining our business platform in order to remain an attractive partner and investment opportunity. The purchase of Rhodia Food Ingredients has made it possible to initiate a general cost reduction programme to be implemented over the next 12 months and is expected to reduce costs by around DKK 75 million annually. We refer to the section Outlook for 2004/05.

Focus on costs

Consolidation in the ingredients market

In the past two years, the organic growth rates recorded in the ingredients market have been relatively low. This has created several opportunities for consolidation in the sector. We have taken advantage of this trend by acquiring Rhodia Food Ingredients at an attractive price.

Sugar

DKK million	Q4 2002/03	**Q4 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q4	% YTD
Net sales	1,984	**2,174**	8,105	**7,941**	10	(2)
EBITA	294	**309**	1,169	**1,107**	5	(5)
EBITA margin	14.8	**14.2**	14.4	**13.9**	(4)	(3)

- **Rising sales to industry segment**
- **Continued low prices on world market**

Lower sales of quota sugar early in the year affected sales, which fell 2% to DKK 7,941 million (DKK 8,105 million). An improved market in the second half of the year compensated for the lower world market prices for sugar and molasses.

The Commission can adjust the quota every year, but only for the coming year and always from the original base. Any change in quotas will affect Danisco in two financial years. In 2002, the quota was reduced by 5.3%, while in 2003 the quota was reduced by 1.3%. More quota sugar is therefore available for sale in the financial year 2004/05. We also saw a rise in demand from industry customers, and together these factors helped offsetting the falling world market prices for sugar and molasses.

Danisco Seed sold its activities within winter oilseed rape and mustard after the balance-sheet date, recording a book value gain of around DKK 65 million to take effect in 2004/05. Seed also experienced higher demand for beet seed early in 2004 from East European countries in particular, which impacted favourably on full-year results.

EU proposal likely in July

The EU Agriculture Commissioner has indicated that the Commission may possibly publish its deliberations for a sugar reform in July. Initially, the Commissioner has ruled out status quo and full liberalisation as realistic options. This points to a continuation of the current system in a reduced form with lower prices and quotas, which is in line with our expectations and strategic planning in this area.

Q4

Sales rose 10% to DKK 2,174 million in Q4. The increase is due to higher industrial sales of quota sugar, especially in Denmark. With EBITA at DKK 309 million (DKK 294 million), the margin fell to 14.2% (14.8%). The decline is due to lower world market prices for sugar and higher sugar beet costs as a result of the high sugar content.

Innovation

In 2003/04, Danisco used DKK 460 million (DKK 445 million) on innovation, representing 2.8% of sales (2.7%). The major part was used in Ingredients and Sweeteners with innovation costs accounting for 4.3% (4.2%) of sales.

Genencor collaboration pays off

The first product developed in partnership with Genencor has been approved in the USA as GRAS (generally regarded as safe) to be put on the market in 2004/05. The award-winning ingredient blend for barrier formation in food products to avoid unwanted migration of single components has been marketed and resulted in the first order. Several ice-cream suppliers this year produce the non-melting ice lolly using Danisco ingredients. Innovation has also been finalising GRINDSTED® SOFT-N-SAFE – a product based on emulsifier techniques to replace the use of phthalates and other softeners in plastics. Plastics is increasingly used in several industries, including toys and packaging. We have received a great deal of positive feedback from potential customers, but at the moment we await regulatory approval of the product.

Danisco Venture

Investment in Jurag Separation A/S

In Q4, Danisco Venture invested in Danish-based Jurag Separation A/S, which has patented knowledge within separation processes. Through the existing partnership, the investment is expected to improve Danisco's production within fermentation. This brings Danisco's new investments in 2003/04 to four, giving a total of eight portfolio investments. We expect a lower level of investments in the financial year 2004/05.

Sustainability

We have been working with the role in the food production value chain and have issued guidelines for our suppliers. We also make visits and audits at our suppliers', just as they do at our sites. We have published a customer brochure, Brand Protection, dealing with Danisco's approach to issues that are important to our customers, e.g. traceability and food safety. The brochure focuses on Danisco's environmental and social systems, which safeguard our customers' brands in the best possible way. Brand protection is a growing concern among Danisco's customers, which we see through an increasing number of questionnaires and more auditor visits to our production plants. Our Sustainability Report for 2004/05 will be published along with the Annual Report 2004/05, without the current time lag.

Corporate Governance

The Board of Directors reviewed Danisco's Corporate Governance rules and practices in 2003. They are in good agreement with the requirements for Danish listed companies. There were no major changes, but a number of clarifications, adjustments and new initiatives were implemented, giving rise to an update of our website: www.danisco.com/aboutus/corporate_governance.asp. The Board of Directors reviews the rules and practices once a year.

Associated undertakings

Increase in income from associated undertakings

Following the sale of Amcor Flexibles Europe in August 2003, only income from Genencor International Inc. is included in income from associated undertakings from and including Q2 of 2003/04. Income from associated undertakings for the year was DKK 50 million against DKK 22 million last year.

Genencor – financial asset

Since Genencor's IPO in 2000, we have treated our stake in the company as a financial asset, which can be reduced or increased at an appropriate point in time. Considerations as to Danisco's holding of Genencor shares are made on an ongoing basis, as is the case for Danisco's other assets and activities.

Investments

Investments lower than planned

Consolidated investments in tangible assets totalled DKK 868 million (DKK 844 million), which was lower than originally planned. Ingredients and Sweeteners invested a total of DKK 443 million in tangible assets, of which approximately DKK 350 million relates to maintenance. Sugar's investment in tangible assets totalled DKK 405 million, which exceeds the level of maintenance investments.

Cash flow

Amount due from EU is still high

The EU's more thorough procedure for approval of export restitution has resulted in an amount due to Danisco from the EU, which is close to DKK 210 million higher than at the same time last year. We expect the amount due to be reduced during 2004/05.

Cash flows from operating activities of DKK 1,667 million (DKK 1,987 million) were negatively affected by the amounts due referred to above and increased stocks. Ingredients and Sweeteners has increased stocks as a result of strategic stock building.

Financials

Realised financial expenditure came to DKK 292 million (DKK 372 million). The reduced amount was affected by lower interest rates and lower net interest-bearing debt of DKK 8,291 million (DKK 9,439 million). Equity was DKK 11,651 million (DKK 11,420 million) at 30 April 2004. Equity was impacted by dividend payments of DKK 311 million (DKK 314 million), share buybacks of DKK 356 million (DKK 864 million) and currency changes of DKK 183 million in the translation of equity from non-Danish subsidiary undertakings.

Tax

The Group's net tax for the year was DKK 538 million, corresponding to an effective tax rate of 36. Before non-deductible goodwill amortisation, the tax rate was 28 (2002/03: 28). Tax paid amounted to DKK 558 million (DKK 424 million). The increase is mainly attributable to increased tax payment in Denmark relating to taxable gain from hedge loan relating to the investment in Genencor.

Accounting policies

There are no major changes in accounting policies compared to last year. A new item has been introduced for special items. The item comprises major income and expenditure of a non-recurring nature. The items are shown separately to provide a better picture of the operational results.

For 2003/04, special items of DKK 83 million comprised:

- net gain of DKK 50 million regarding our divestment of our holding in Amcor Flexibles Europe
- book value gain of DKK 33 million related to the fire in our Sugar factory in Kantvik, Finland

For changes concerning 2004/05, cf. the section Outlook for 2004/05.

Dividend policy

Danisco aims to ensure the necessary shareholders' equity for the Company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year in the periods allowed for buybacks.

Dividend is proposed to be DKK 6.50 per share (DKK 6.25), a total of DKK 323 million (DKK 311 million). The value of share buybacks in the year ended was DKK 356 million.

Purchase of own shares

Own shares at 16 June 2004

As announced at the Annual General Meeting on 28 August 2003, Danisco intends to purchase own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation as an element in our dividend policy. At 16 June 2004, Danisco held 1,384,500 own shares, corresponding to 2.7% of the share capital, of which 2.5% is for hedging of the share option programme. Repurchases for the full year amounted to DKK 356 million at an average price of DKK 247.

Option programmes

The Board of Directors decided to grant the Executive Board and senior managers, totalling some 90 persons, 300,000 share options. The share options entitle the holder to buy shares from the Company at a price that corresponds to the average share price of the five trading days before and the five trading days after the Announcement of Results on 17 June 2004 with a premium of 10% added. The options cannot be exercised before three years after allocation and must be exercised no later than six years after allocation. According to the Black & Scholes model, the theoretical value of the programme can be calculated at around DKK 16 million (dividend: DKK 6.50, volatility: 20%, interest rate: 3.44%).

In the course of the year, 15,000 options were exercised (2002/03: 0) and the expense involved was DKK 0.5 million (2002/03: DKK 0 million), which has been taken to equity.

Outlook for 2004/05

Accounting policy change

New accounting standards, IFRS (International Financial Reporting Standards), from the International Accounting Standards Board (IASB) will be implemented for the financial year 2004/05. The main effects of this are that amortisation of goodwill and certain intangible assets ceases and is replaced by annual impairment tests, and that the balance sheet value of goodwill at 30 April 2004 will be considered as the basic value going forward. In accordance with IFRS 3, restatement of comparative figures for 2003/04 is not required. To this comes that the value of share-based payments such as share options according to IFRS 2 must be charged to the profit and loss account on an ongoing basis.

The discontinuation of goodwill amortisation will increase consolidated profit for the year by around DKK 435 million (including the share relating to the associated undertaking Genencor). Charging the changed value of share-based payments will depend on the price development during the year.

Acquisition of Rhodia Food Ingredients

Rhodia is expected to grow sales in Ingredients and Sweeteners by around DKK 1,400 million and earnings (EBIT) before special items at the level of DKK 150-175 million after realising the synergies planned for the first year following the merger.

Special items

The following items are to be considered as special items:

- The sale in May of Danisco Seed's oilseed rape activities results in a book value gain of around DKK 65 million as earlier announced.
- Restructuring costs relating to the acquisition of Rhodia Food Ingredients, which according to IFRS 3 cannot be recognised in goodwill and therefore must be expensed directly, are expected to account for up to DKK 150 million.
- Our target is to maintain and improve Danisco's future earnings and continuously streamline our business platform. In connection with the integration of Rhodia Food Ingredients, we are launching a general cost saving programme in Ingredients and Sweeteners. Special costs in this connection are expected to be up to DKK 100 million, of which around DKK 20 million is for writedown of assets. Savings resulting from the programme when implemented over the next 12 months are expected to be around DKK 75 million annually.

Net expenses under special items are expected to total some DKK 175 million.

Presumptions

Outlook for 2004/05 is based on a DKK/USD exchange rate of DKK 6.23, with the average rate in 2003/04 being DKK 6.29. Interest rates in 2004/05 are presumed to be in line with present forward interest rates, which are slightly above the level in 2003/04.

Expectations for 2004/05

Sales

Total sales are expected to be in the range of DKK 17.5-19.0 billion (DKK 16.4 billion).

Ingredients and Sweeteners sales are expected to be in the range of DKK 10.0-11.0 billion. Sugar sales are forecast to be in the range of DKK 7.5-8.0 billion.

Earnings (EBIT) before special items

Consolidated earnings (EBIT) are expected to be in the range of DKK 2,250-2,450 million (DKK 2,138 million).

For Ingredients and Sweeteners, earnings (EBIT) are expected to be in the range of DKK 1,400-1,550 million. Earnings (EBIT) in Sugar are expected to be in the range of DKK 1,050-1,100 million.

Consolidated profit

Consolidated profit before charge for share-based payments but after deduction of special items (net of taxes: DKK 125 million) is expected to be in the range of DKK 1,300-1,400 million (DKK 1,032 million).

USD sensitivity

In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2002/03 and 2003/04 and is calculated on a translation assumption. Furthermore, the figures have been updated due to the acquisition of Rhodia Food Ingredients. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies causes a change in full-year sales of the order of DKK 625-675 million and earnings (EBIT) of the order of DKK 75-90 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Proposals for the Annual General Meeting

The Annual General Meeting will be held on Thursday 26 August 2004 at 4:00 pm at Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark. The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in mid-August.

The Board of Directors proposes:

- that a dividend of DKK 6.50 per share be paid (DKK 6.25), equalling around the same total dividend payout as in 2002/03,

- that the holding of own shares at 30 April 2004 and any purchase of own shares in the period 1 May 2004 to the convening of the AGM be cancelled. Due to a change in accounting standards for the treatment of share-based payments, it is proposed to include the shares presently held as a hedge for the option programmes in this writedown of the share capital.

Danisco's publications

The 2003/04 Annual Report will be available at our website www.danisco.com by early July. The printed Annual Report will be available in early August along with our new profile brochure. Danisco's sustainability report is available at www.danisco.com/sustainability.

Information meeting

Information meeting today at 3 pm

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website and on www.stockwise.dk.

17 June 2004

Anders Knutsen, Chairman of the Board of Directors

Alf Duch-Pedersen, CEO

Financial calendar

21 August	2004	IR quiet period for Q1
26 August	2004	Annual General Meeting 2004
16 September	2004	Q1 results (May-July)
21 November	2004	IR quiet period for H1
16 December	2004	H1 results (May-Oct.)
18 February	2005	IR quiet period for 9M
17 March	2005	9M results (May-Jan.)
21 May	2005	IR quiet period for 2004/05
21 June	2005	Results for 2004/05
22 August	2005	IR quiet period for Q1
25 August	2005	Annual General Meeting 2005
19 September	2005	Q1 results (May-July)

For further information, please contact:

Investor Relations, tel.: + 45 3266 2912, investor@danisco.com
Media Relations tel.: + 45 3266 2913, info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs around 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco's broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

PROFIT AND LOSS ACCOUNT 1 May 2003 - 30 April 2004

PARENT COMPANY 2002/03	PARENT COMPANY 2003/04	DKK million	GROUP 2002/03	GROUP 2003/04
5,942	5,784	Net sales	16,551	16,397
(4,238)	(4,103)	Cost of sales	(11,040)	(11,067)
1,704	**1,681**	**Gross profit**	**5,511**	**5,330**
(285)	(299)	Research and development costs	(445)	(460)
(536)	(527)	Distribution and sales costs	(1,772)	(1,792)
(405)	(403)	Administrative expenses	(1,045)	(997)
89	49	Other operating income	155	119
(16)	(30)	Other operating expenses	(64)	(62)
551	**471**	**Operating profit before special items and amortisation of goodwill (EBITA)**	**2,340**	**2,138**
-	50	Special items	(24)	83
(13)	(13)	Amortisation of goodwill	(404)	(409)
538	**508**	**Operating profit**	**1,912**	**1,812**
1,215	1,209	Income from participating interests in subsidiary undertakings	.	.
17	5	Income from participating interests in associated undertakings	22	50
12	16	Income from other participating interests and investments	13	17
359	250	Other financial income	258	211
(600)	(453)	Other financial expenses	(643)	(520)
1,541	**1,535**	**Profit before tax**	**1,562**	**1,570**
(540)	(537)	Income tax expense	(582)	(537)
(5)	(1)	Adjustment of income tax expense for previous years	37	(1)
996	**997**	**Consolidated profit**	**1,017**	**1,032**
.	.	Consolidated profit attributable to minority interests	(21)	(35)
996	**997**	**Danisco's share of consolidated profit**	**996**	**997**
		Basic earnings per share (EPS) DKK	19.02	19.98
		Diluted earnings per share (DEPS) DKK	19.02	19.97
		Diluted earnings per share, amortisation of goodwill added (DEPSAA) DKK	26.73	28.15
		Appropriation of profit for the year:		
(620)	(201)	Transferred to (from) reserve for net revaluation according to the equity method		
1,616	1,198	Transferred to (from) other reserves		
996	997			

The Board of Directors proposes that a dividend for the year of DKK 6.50 per share (2002/03 DKK 6.25 per share) be adopted by the Annual General Meeting.

BALANCE SHEET at 30 April 2004

PARENT COMPANY ASSETS — GROUP

Parent 30 April 2003	Parent 30 April 2004	DKK million	Group 30 April 2003	Group 30 April 2004
		Fixed assets		
		Intangible fixed assets		
78	65	Goodwill	6,190	5,822
203	242	Other intangible fixed assets	373	418
281	**307**	**Total**	**6,563**	**6,240**
		Tangible fixed assets		
984	996	Land and buildings	2,608	2,548
1,605	1,604	Plant and machinery	4,908	4,891
131	124	Fixtures, fittings, tools and equipment	267	254
70	84	Prepayments and assets under construction	373	289
21	17	Leased plant and equipment	21	18
2,811	**2,825**	**Total**	**8,177**	**8,000**
		Financial fixed assets		
16,249	17,947	Participating interests in subsidiary undertakings	.	.
312	-	Loans to subsidiary undertakings	.	.
446	8	Participating interests in associated undertakings	2,570	2,126
352	90	Other participating interests and investments	369	108
-	-	Pension assets	42	37
-	-	Deferred tax assets	250	187
4	1	Other financial fixed assets	230	16
17,363	**18,046**	**Total**	**3,461**	**2,474**
20,455	**21,178**	**Fixed assets total**	**18,201**	**16,714**
		Current assets		
		Stocks		
203	189	Raw materials and consumables	1,052	1,028
113	107	Work in progress	360	373
1,102	1,216	Finished goods and goods for resale	3,434	3,626
-	1	Prepayments for goods	69	66
1,418	**1,513**	**Total**	**4,915**	**5,093**
		Debtors		
438	528	Trade debtors	2,482	2,570
6,552	4,598	Amounts owed by subsidiary undertakings	.	.
2	-	Amounts owed by associated undertakings	2	-
147	225	Other debtors	471	555
18	29	Prepayments	60	71
7,157	**5,380**	**Total**	**3,015**	**3,196**
-	-	Other participating interests and investments	1	-
26	3	Cash and cash equivalents	408	304
8,601	**6,896**	**Current assets total**	**8,339**	**8,593**
29,056	**28,074**	**Assets total**	**26,540**	**25,307**

PARENT COMPANY		LIABILITIES and EQUITY	GROUP	
30 April 2003	**30 April 2004**	DKK million	30 April 2003	**30 April 2004**
		Equity		
1,064	1,021	Share capital	1,064	1,021
682	481	Reserve for net revaluation according to the equity method	.	.
9,674	10,149	Other reserves	10,356	10,630
11,420	**11,651**	**Equity total**	**11,420**	**11,651**
.	.	**Minority interests**	247	288
		Provisions		
-	-	Provision for pensions	228	237
681	656	Provision for deferred tax	1,406	1,408
308	241	Other provisions	480	382
989	**897**	**Provisions total**	**2,114**	**2,027**
		Creditors		
		Amounts falling due after more than one year		
241	226	Mortgage creditors	245	229
6,479	5,495	Other creditors	6,611	5,573
4	4	Capitalised lease obligation	5	4
-	-	Other debt	1	2
6,724	**5,725**	**Total**	**6,862**	**5,808**
		Amounts falling due within one year		
15	16	Mortgage creditors	17	17
2,919	2,723	Other creditors	2,956	2,771
1	1	Capitalised lease obligation	1	1
265	243	Trade creditors	1,041	974
5,889	6,093	Amounts owed to subsidiary undertakings	.	.
198	95	Corporation tax	426	271
626	622	Other debt	1,435	1,480
10	8	Accruals	21	19
9,923	**9,801**	**Total**	**5,897**	**5,533**
16,647	**15,526**	**Creditors total**	**12,759**	**11,341**
29,056	**28,074**	**Liabilities and equity total**	**26,540**	**25,307**

CHANGES IN EQUITY

PARENT COMPANY

DKK million	Share capital	Reserve according to the equity method	Other reserves	Total
Equity at 1 May 2002	1,164	1,302	10,114	**12,580**
Profit for the year	.	(117)	1,113	**996**
Reduction of share capital through cancellation of own shares	(100)	.	100	**-**
Dividends paid	.	.	(314)	**(314)**
Repurchase of own shares	.	.	(864)	**(864)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	.	(950)	**(950)**
Hedging of future transactions, change	.	.	(46)	**(46)**
Other movements in equity	.	.	18	**18**
Dividends from subsidiary undertakings	.	(503)	503	**-**
Equity at 30 April 2003	**1,064**	**682**	**9,674**	**11,420**
Profit for the year	.	511	486	**997**
Reduction of share capital through cancellation of own shares	(43)	.	43	**-**
Dividends paid	.	.	(311)	**(311)**
Repurchase of own shares	.	.	(356)	**(356)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	.	(183)	**(183)**
Hedging of future transactions, change	.	.	11	**11**
Other movements in equity	.	.	73	**73**
Dividends from subsidiary undertakings	.	(712)	712	**-**
Equity at 30 April 2004	**1,021**	**481**	**10,149**	**11,651**

The Board of Directors proposes that a dividend for the year of DKK 6.50 per share (2002/03 DKK 6.25 per share) be adopted by the Annual General Meeting. No dividend is distributed on own shares.

GROUP

DKK million	Share capital	Other reserves	Total
Equity at 1 May 2002	1,164	11,416	**12,580**
Profit for the year	.	996	**996**
Reduction of share capital through cancellation of own shares	(100)	100	**-**
Dividends paid	.	(314)	**(314)**
Repurchase of own shares	.	(864)	**(864)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	(950)	**(950)**
Hedging of future transactions, change	.	(46)	**(46)**
Other movements in equity	.	18	**18**
Equity at 30 April 2003	**1,064**	**10,356**	**11,420**
Profit for the year	.	997	**997**
Reduction of share capital through cancellation of own shares	(43)	43	**-**
Dividends paid	.	(311)	**(311)**
Repurchase of own shares	.	(356)	**(356)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	(183)	**(183)**
Hedging of future transactions, change	.	11	**11**
Other movements in equity	.	73	**73**
Equity at 30 April 2004	**1,021**	**10,630**	**11,651**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2003	2,072,300	41,446	3.90
Purchase 1 May - 28 August 2003	1,363,250	27,265	2.56
Holding at the AGM	3,435,550	68,711	6.46
Reduction of share capital	(2,131,050)	(42,621)	(4.01)
Holding after share capital reduction	1,304,500	26,090	2.55
Purchase 29 August 2003 - 30 April 2004	80,000	1,600	0.16
Holding at 30 April 2004	**1,384,500**	**27,690**	**2.71**

On 28 August 2003, the share capital was reduced by a nominal value of DKK 42.6 million to a value of DKK 1,021 million through cancellation of own shares.

The market value of own shares at 30 April 2004 amounted to DKK 407 million (2002/03 DKK 504 million). The purchase amount this year was DKK 356 million (2002/03 DKK 864 million), which has been taken to equity.

The holding contains 1,262,500 own shares (2002/03 779,500) to hedge the Group's share option programme.

The shares will be used for further development of the capital structure, for the financing or execution of acquisitions, for sale, for other types of transfers or for cancellation.

CASH FLOW STATEMENT 1 May 2003 - 30 April 2004

DKK million	GROUP 2002/03	**2003/04**
Cash flow from operating activities		
Danisco's share of consolidated profit	996	997
Adjustments	2,022	2,020
Change in stocks	(258)	(230)
Change in debtors	122	(290)
Change in trade creditors etc.	(15)	(4)
Change in working capital	(151)	(524)
Income from other participating interests and investments	2	17
Other financial income	177	184
Other financial expenses	(635)	(469)
Financials, net	(456)	(268)
Corporation tax paid	(424)	(558)
Cash flow from operating activities	**1,987**	**1,667**
Cash flow from investing activities		
Purchase of undertakings and activities	(470)	(42)
Purchase of tangible fixed assets	(844)	(868)
Sale of tangible fixed assets and investment grants	47	198
Purchase of intangible fixed assets	(104)	(153)
Sale of intangible fixed assets	14	47
Change in financial assets, net	(100)	869
Cash flow from investing activities	**(1,457)**	**51**
Cash flow from financing activities		
Change in financial liabilities	380	(1,144)
Repurchase of own shares	(864)	(356)
Dividends paid	(314)	(311)
Cash flow from financing activities	**(798)**	**(1,811)**
Decrease/increase in cash and cash equivalents	**(268)**	**(93)**
Cash and cash equivalents at 1 May	750	408
Exchange adjustment of cash and cash equivalents	(74)	(11)
Cash and cash equivalents at 30 April	**408**	**304**

BUSINESS SEGMENTS

PRIMARY SEGMENTS	Ingredients and Sweeteners					Sugar				
	99/00	00/01	01/02	02/03	**03/04**	99/00	00/01	01/02	02/03	**03/04**
Profit and loss account in DKK million										
Net sales	7,146	7,735	8,490	8,651	8,653	7,985	8,270	8,345	8,105	7,941
Internal sales	(31)	(5)	(8)	(9)	(8)	(202)	(200)	(210)	(196)	(189)
External sales	**7,115**	**7,730**	**8,482**	**8,642**	**8,645**	**7,783**	**8,070**	**8,135**	**7,909**	**7,752**
Gross profit	2,890	3,070	3,396	3,545	3,425	1,880	1,916	2,070	2,000	1,946
Operating profit before special items, depreciation and amortisation (EBITDA)	**1,408**	**1,654**	**1,763**	**1,837**	**1,668**	**1,463**	**1,499**	**1,601**	**1,583**	**1,543**
Depreciation	(432)	(439)	(447)	(478)	(433)	(370)	(380)	(425)	(414)	(436)
Operating profit before special items and amort. of goodwill (EBITA)	**976**	**1,215**	**1,316**	**1,359**	**1,235**	**1,093**	**1,119**	**1,176**	**1,169**	**1,107**
Special items	-	-	-	(24)	-	-	-	-	-	33
Amortisation of goodwill	(215)	(232)	(259)	(276)	(281)	(125)	(128)	(125)	(128)	(128)
Operating profit	**761**	**983**	**1,057**	**1,059**	**954**	**968**	**991**	**1,051**	**1,041**	**1,012**
Balance sheet in DKK million										
Segment goodwill	4,190	4,116	4,672	4,523	4,281	2,068	1,891	1,794	1,667	1,541
Segment other fixed assets, net	3,366	3,501	3,603	3,440	3,422	4,688	4,598	4,482	4,463	4,428
Segment working capital	2,027	2,517	2,636	2,791	2,872	3,129	2,805	2,618	2,547	2,868
Invested capital	**9,583**	**10,134**	**10,911**	**10,754**	**10,575**	**9,885**	**9,294**	**8,894**	**8,677**	**8,837**
Cash flows in DKK million										
Investments, tangible fixed assets	331	422	417	438	443	692	438	384	374	405
Investments, acquisitions	3,390	257	573	470	42	2,355	-	-	-	-
Financial ratios in %										
Gross margin	40.4	39.7	40.0	41.0	39.6	23.5	23.2	24.8	24.7	24.5
Operating margin:										
(EBITDA)	19.7	21.4	20.8	21.2	19.3	18.3	18.1	19.2	19.5	19.4
(EBITA)	13.7	15.7	15.5	15.7	14.3	13.7	13.5	14.1	14.4	13.9
Return on average invested capital (ROAIC)	9	10	10	10	9	10	11	12	12	12
Return on average capital employed (ROACE)	11	12	11	11	10	11	11	12	13	12
Return on average operating net assets (ROAONA)	20	21	21	21	19	14	15	17	17	16

RECONCILIATION 2003/04

DKK million	Ingredients and Sweeteners	Sugar	Unallocated and group eliminations	Group
Net sales	8,653	7,941	(197)	16,397
Internal sales	(8)	(189)	197	-
External sales	**8,645**	**7,752**	**-**	**16,397**
Gross profit	3,425	1,946	(41)	5,330
Operating profit before special items, depreciation and amortisation (EBITDA)	**1,668**	**1,543**	**(180)**	**3,031**
Depreciation	(433)	(436)	(24)	(893)
Operating profit before special items and amort. of goodwill (EBITA)	**1,235**	**1,107**	**(204)**	**2,138**
Special items	-	33	50	83
Amortisation of goodwill	(281)	(128)	-	(409)
Operating profit	**954**	**1,012**	**(154)**	**1,812**
Financials	.	.	.	(242)
Profit before tax	.	.	.	**1,570**
Income tax expense	.	.	.	(538)
Consolidated profit	.	.	.	**1,032**
Consolidated profit attributable to minority interests	.	.	.	(35)
Danisco's share of consolidated profit	.	.	.	997
Segment fixed assets	7,746	6,089	405	14,240
Segment current assets	3,783	4,358	24	8,165
Segment financial assets	25	10	12	47
Financial and interest-bearing assets	.	.	.	2,855
Assets total	.	.	.	**25,307**
Segment provisions	54	351	214	619
Segment non-interest bearing debt	925	1,269	183	2,377
Interest bearing debt	.	.	.	8,591
Tax and other financial liabilities	.	.	.	1,781
Equity and minority interests	.	.	.	11,939
Liabilities and equity total	.	.	.	**25,307**
Invested capital	10,575	8,837	44	19,456
Investments, tangible fixed assets	443	405	20	868
Investments, acquisitions	42	-	-	42

Geographic segments

SECONDARY SEGMENTS

	Segment fixed assets		Segment current assets		Segment assets total		Investments, tangible fixed assets		Investments, acquisitions	
DKK million	02/03	**03/04**	02/03	**03/04**	02/03	**03/04**	02/03	**03/04**	02/03	**03/04**
Denmark	3,132	3,167	1,589	1,720	4,721	4,887	241	321	-	-
Other Nordic countries	4,180	4,800	2,285	2,293	6,465	7,093	242	241	-	-
Rest of Western Europe	4,418	3,422	1,563	1,529	5,981	4,951	105	110	473	-
Eastern Europe	299	291	504	687	803	978	20	27	-	-
North America	1,566	1,413	876	870	2,442	2,283	178	86	-	-
Latin America	483	457	383	397	866	854	27	57	-	-
Asia-Pacific	591	623	634	664	1,225	1,287	28	25	(3)	42
Rest of the world	71	67	95	129	166	196	3	1	-	-
Total	**14,740**	**14,240**	**7,929**	**8,289**	**22,669**	**22,529**	**844**	**868**	**470**	**42**

The above information has been specified by location of the customers and assets.

PROFIT AND LOSS ACCOUNT Q4 1 February 2004 - 30 April 2004

(Unaudited)

DKK million	Q4 2002/03	**Q4 2003/04**	YTD 2002/03	**YTD 2003/04**
Net sales	4,084	**4,379**	16,551	**16,397**
Cost of sales	(2,699)	**(2,913)**	(11,040)	**(11,067)**
Gross profit	1,385	**1,466**	5,511	**5,330**
Research and development costs	(146)	**(151)**	(445)	**(460)**
Distribution and sales costs	(473)	**(466)**	(1,772)	**(1,792)**
Administrative expenses	(268)	**(284)**	(1,045)	**(997)**
Other operating income	96	**51**	155	**119**
Other operating expenses	(39)	**(40)**	(64)	**(62)**
Operating profit before special items and amortisation of goodwill (EBITA)	555	**576**	2,340	**2,138**
Special items	-	**5**	(24)	**83**
Amortisation of goodwill	(94)	**(104)**	(404)	**(409)**
Operating profit	461	**477**	1,912	**1,812**
Income from participating interests in associated undertakings	20	**26**	22	**50**
Other financial expenses, net	(76)	**(62)**	(372)	**(292)**
Profit before tax	405	**441**	1,562	**1,570**
Income tax expense	(109)	**(130)**	(545)	**(538)**
Consolidated profit	296	**311**	1,017	**1,032**
Consolidated profit attributable to minority interests	5	**(4)**	(21)	**(35)**
Danisco's share of consolidated profit	301	**307**	996	**997**
Diluted earnings per share (DEPS) DKK	5.84	**6.18**	19.02	**19.97**

CASH FLOW STATEMENT Q4 1 February 2004 - 30 April 2004

(Unaudited)

DKK million	Q4 2002/03	**Q4 2003/04**	YTD 2002/03	**YTD 2003/04**
Cash flow from operating activities				
Danisco's share of consolidated profit	301	**307**	996	**997**
Depreciation	262	**250**	917	**893**
Amortisation of goodwill	94	**104**	404	**409**
Change in working capital	145	**138**	(151)	**(524)**
Other adjustments	(181)	**40**	(179)	**(108)**
Cash flow from operating activities	621	**839**	1,987	**1,667**
Cash flow from investing activities	(283)	**176**	(1,457)	**51**
Cash flow from financing activities	(478)	**(1,091)**	(798)	**(1,811)**
Decrease/increase in cash and cash equivalents	(140)	**(76)**	(268)	**(93)**
Cash and cash equivalents at the beginning of the period	555	**375**	750	**408**
Exchange adjustment of cash and cash equivalents	(7)	**5**	(74)	**(11)**
Cash and cash equivalents at the end of the period	408	**304**	408	**304**

OTHER SEGMENT DETAILS Q4 1 February 2004 - 30 April 2004

(Unaudited)

Net sales by business segment

DKK million	Q4 2002/03	**Q4 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q4	Change % YTD
Ingredients and Sweeteners	2,154	**2,264**	8,651	**8,653**	5	-
Sugar	1,984	**2,174**	8,105	**7,941**	10	(2)
Group eliminations	(54)	**(59)**	(205)	**(197)**		
Total	4,084	**4,379**	16,551	**16,397**	7	(1)

Net sales by geographic segment

DKK million	Q4 2002/03	**Q4 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q4	Change % YTD	Distribution % Q4	Distribution % YTD
Denmark	524	**569**	1,986	**2,014**	9	1	13	12
Other Nordic countries	1,122	**1,123**	4,654	**4,273**	-	(8)	26	26
Rest of Western Europe	894	**950**	3,253	**3,410**	6	5	22	21
Eastern Europe	343	**488**	1,353	**1,587**	42	17	11	10
North America	532	**583**	2,242	**2,198**	10	(2)	13	13
Latin America	173	**184**	730	**745**	6	2	4	4
Asia-Pacific	400	**393**	1,652	**1,582**	(2)	(4)	9	10
Rest of the world	96	**89**	681	**588**	(7)	(14)	2	4
Total	4,084	**4,379**	16,551	**16,397**	7	(1)	100	100

Operating profit before special items and amortisation of goodwill (EBITA) by business segment

DKK million	Q4 2002/03	**Q4 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q4	Change % YTD	Margin % Q4	Margin % YTD
Ingredients and Sweeteners	322	**341**	1,359	**1,235**	6	(9)	15.1	14.3
Sugar	294	**309**	1,169	**1,107**	5	(5)	14.2	13.9
Unallocated	(61)	**(74)**	(188)	**(204)**				
Total	555	**576**	2,340	**2,138**	4	(9)	13.2	13.0

Operating profit by business segment

DKK million	Q4 2002/03	**Q4 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q4	Change % YTD	Margin % Q4	Margin % YTD
Ingredients and Sweeteners	260	**269**	1,059	**954**	3	(10)	11.9	11.0
Sugar	262	**282**	1,041	**1,012**	8	(3)	13.0	12.7
Unallocated	(61)	**(74)**	(188)	**(154)**				
Total	461	**477**	1,912	**1,812**	3	(5)	10.9	11.1

SALES GROWTH IN INGREDIENTS AND SWEETENERS
Q4 1 February 2004 - 30 April 2004

(Unaudited)

Q4 2003/04 compared to Q4 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q4
Sales growth in geographic segment						
Europe	3	-	**3**	-	**3**	44
North America	9	(11)	**20**	-	**20**	26
Latin America	7	(7)	**14**	-	**14**	8
Asia-Pacific	2	(3)	**5**	-	**5**	17
Rest of the world	17	-	**17**	-	**17**	5
Total	5	(4)	**9**	-	**9**	100
Sales growth in product segment						
Texturant products	2	(4)	**6**	-	**6**	44
Speciality products	6	(3)	**9**	-	**9**	37
Sweeteners	13	(3)	**16**	-	**16**	19
Total	5	(4)	**9**	-	**9**	100

YTD 2003/04 compared to YTD 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	2	(1)	**3**	2	**1**	43
North America	(2)	(13)	**11**	-	**11**	25
Latin America	2	(10)	**12**	-	**12**	9
Asia-Pacific	(2)	(8)	**6**	-	**6**	18
Rest of the world	2	1	**1**	1	**-**	5
Total	-	(6)	**6**	1	**5**	100
Sales growth in product segment						
Texturant products	(3)	(7)	**4**	-	**4**	45
Speciality products	1	(6)	**7**	2	**5**	37
Sweeteners	5	(6)	**11**	-	**11**	18
Total	-	(6)	**6**	1	**5**	100